To announce the Company's February 2014 revenues Date of events: 2014/03/10 Contents:

1.	Date of occurrence of the event: 2014/03/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced a 5.0% year-over-year decrease in unaudited consolidated revenue to NT$18.29 billion for February 2014. Operating income decreased by 4.7% to NT$4.33 billion. Income before income tax decreased by 5.8% to NT$4.39 billion. Net income attributable to stakeholders of the parent decreased by 3.4% to NT$3.61 billion, and EPS was NT$0.47. Although mobile value-added service revenue increased by 17.5% attributed to mobile internet subscriber increase, our mobile communications business revenue decreased 3.2% year-over-year attributable to (1) mobile voice revenue decrease of 12.7% owing to Lunar New Year vacation, market competition, tariff reduction and promotions(2) smart devices sales decrease of 6.5%. Broadband access and HiNet ISP revenue remained flat year over year. MOD revenue increased 33.0% year-over-year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, owing to the Lunar New Year vacation and mobile and VOIP substitution, local service revenue and domestic long distance service revenue decreased by 9.2% and 11.0%, respectively. Operating costs and expenses decreased 5.1% to NT$13.96 billion year-over-year, mainly due to less costs of goods sold and marketing expense.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.